Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A FORM OF LETTER SENT TO ROYAL DUTCH PETROLEUM COMPANY AND THE “SHELL” TRADING COMPANY P.L.C. OPTION PLAN PARTICIPANTS BEGINNING ON MAY 20, 2005

FORM OF LETTER TO ROYAL DUTCH PETROLEUM COMPANY AND THE
“SHELL” TRANSPORT AND TRADING COMPANY P.L.C. OPTION PLAN PARTICIPANTS

Name
Address
Address
Address
Address
Address            Country code/run code

Dear Participant 19 May 2005

Important information about your rights in the [name of plan]

The Boards of Royal Dutch (RD) and The “Shell” Transport and Trading Company p.l.c. (STT) have announced their intention to unify the companies under a single parent company, Royal Dutch Shell plc (RDS) (the Transaction).

This pack provides information of what this change would mean to you as a participant of one of the current Group share-based plans. You will receive separate packs in due course for each share-based plan in which you currently participate. If you are a shareholder, you may receive separate shareholder communication.

Although the proposed Transaction is somewhat complex, the impact on your rights is more straightforward. Basically, the main impact is that following the Transaction, you will have rights over a different share. Specific ratios will be used to convert your old STT/RD rights into new RDS rights. Full details are enclosed overleaf. Please also take time to look through the important tax notes to see whether you are impacted from a tax perspective.

Please keep this document in a safe place for future reference. At this stage there is nothing you need to do. There are a number of detailed disclosure documents which can be downloaded from www.shell.com/unification or you can receive a hard copy by contacting the Transaction helpline on 0800 169 1679 (+44 1903 276323 if calling from outside the UK). If you have any questions on the Transaction and how this affects your rights, you can email transaction.shareplan.questions@shell.com or employees can also refer to sww-stockweb.shell.com. Any questions relating to the specific share plan in which you participate should be directed to your existing plan administrator.

Yours sincerely

Hugh Mitchell.

Director, Human Resources

Effect of the proposed Transaction on your existing rights

This pack is for information only. It does not constitute an offer of any securities.

What will change?
If the proposed Transaction is completed, the intention is to ensure that participants in share-based plans who, at the time, hold share-based rights in RD or STT will, subject to local legal requirements, receive equivalent rights in relation to RDS.

•	The current share-based plans are based on a number of different share types. This would also be the case going forward. As the existing shares/rights have different values, different ratios will be used to convert the old RD/STT rights to the new RDS rights.

•	The exercise price of any stock options or stock appreciation rights you have will be adjusted according to the applicable ratio.

Further details of the impact of these ratios on your individual position are described on the opposite page.

What will stay the same?

•	Each new RDS right (whether an entitlement to a share or other share based right) will continue to be subject to the existing rules of the relevant share plan.

•	The time at which you may receive a financial benefit from your rights will also remain the same. In particular, where relevant, the new rights will remain subject to any applicable performance target. So for all practical purposes it will be as if you had originally been granted a right in relation to RDS shares.

•	Your plan administrator

Note: if you make any transactions in connection with the share plans which result in you acquiring RD shares in your own name during the period 20 May 2005 — 18 July 2005 inclusive, you may wish to contact your custodian bank or the Transaction helpline on the number provided if you wish to receive the documents explaining how to tender your RD shares in exchange for shares in Royal Dutch Shell plc in accordance with the exchange ratio described above.

Note: For participants resident in France, Shell is approaching the Autorité des Marchés Financiers (“AMF”) in order to determine whether a specific information procedure should be complied with in relation to the Transaction. If the AMF considers that a specific information procedure should be followed in relation to the Transaction, we will inform you about this in a separate communication.

If English is not your first language employees may refer to sww-stockweb.shell.com where translations of this letter are available.

YOUR PERSONALISED RIGHTS SUMMARY

Participant Name:
Plan type: [name of plan]
Statement compiled using data as at: [date]
This statement is for information only and is intended to show your plan position before and after the proposed restructure. No rights or benefits can be derived from it.

Your rights will be exchanged according to the following ratio(s) rounded down to the nearest whole number:

0.287333066 Royal Dutch Shell “B” Shares (RDSB) for each Shell Transport and Trading Ordinary Share
(STT)

2 Royal Dutch Shell “A” Shares (RDSA) for each Royal Dutch € Share (RD)

1 Royal Dutch Shell “A” ADR (RDS.A) for each Royal Dutch $ Share (RD$)

0.287333066 Royal Dutch Shell “B” SARs (RDSB) for each Shell Transport and Trading Ordinary SAR
(STT)

2 Royal Dutch Shell “A” SARs (RDSA) for each Royal Dutch € SAR (RD)

The exercise price will be adjusted by the same ratio.

For GESPP participants, due to possible rounding differences, the number of shares after the proposed unification shown below are indicative only

RDSB rights and exercise price / award price (where applicable) are calculated to nine decimal places but are displayed to four decimal places in the table below.

Your current rights				Your rights after the proposed unification
Grant / Award Date	Current Share Type / SAR Share Type	Options / SARS outstanding	Current exercise /award price	New Share Type	Options / SARS outstanding	New exercise price

Tax information
Please refer to the tax information section on sww-stockweb.shell.com for a translation of the tax information that applies to the plan you are a participant of and the country that you are in.

This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of RDS, STT or RD. The STT shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus because they contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus are available free from RD and STT and through the SEC website www.sec.gov.

ANNEX A-FORM OF TAX INFORMATION FOR OPTION LETTER

[No country]

[Information available]

Tax information : No country information available

At the time of sending this letter to print, we do not have your address details and so cannot provide any country specific tax or securities / filings information as a result of the conversion of your rights in RD and / or STT to rights over RDS (rollover). This means you may or may not be liable for additional taxation as a result of the rollover of your rights. You are therefore urged to get your own tax advice.

If you complete a tax return that requires disclosure in relation to your rights, you may find it helpful to include the following wording:

This tax return includes disclosure in relation to share plan benefits granted by the Royal Dutch Shell Group. Since these benefits were awarded to me the Royal Dutch Shell Group has been restructured so that my rights became rights over the new parent company — Royal Dutch Shell plc. An exchange ratio was applied to the old rights to produce the new rights. As a consequence, the number of new rights was not numerically the same as the number of old rights granted.

[Code A — No tax countries]

Tax information : [name of country]

This tax note is intended to help you understand whether you are impacted from a tax perspective as a result of the conversion of your rights in RD and / or STT to rights over RDS (rollover). This note does not address the treatment of actual shares.

This information is not intended to provide you with individual tax advice, rather it is for general guidance. Your tax liability may be affected by your own personal circumstances and by other factors. If you have any questions or are in any doubt in relation to your personal tax position you should consult your personal tax advisor, particularly if you are subject to US tax. This information assumes that at all relevant times you have always been tax resident in this jurisdiction and are employed by the Royal Dutch /Shell Group. This letter does not give tax information in relation to any shares you may hold and is based on current legislation.

It is our understanding that you reside in a country where there is not any additional tax as a result of the rollover of your rights.

If you complete a tax return that requires disclosure in relation to your rights, you may find it helpful to include the following wording:

This tax return includes disclosure in relation to share plan benefits granted by the Royal Dutch Shell Group. Since these benefits were awarded to me the Royal Dutch Shell Group has been restructured so that my rights became rights over the new parent company — Royal Dutch Shell plc. An exchange ratio was applied to the old rights to produce the new rights. As a consequence, the number of new rights was not numerically the same as the number of old rights granted.

[Probably No tax countries – Code B]

Tax information : [name of country]

This tax note is intended to help you understand whether you are impacted from a tax perspective as a result of the conversion of your rights in RD and / or STT to rights over RDS (rollover).

This information is not intended to provide you with individual tax advice, rather it is for general guidance. Your tax liability may be affected by your own personal circumstances and by other factors. If you are in any doubt in relation to your personal tax position you should consult your personal tax advisor, particularly if you are subject to US tax. This information assumes that at all relevant times you have always been tax resident in this jurisdiction and are employed by the Royal Dutch /Shell Group. This letter does not give tax information in relation to any shares you may hold and is based on current legislation.

Based on available information, we anticipate that you will not be subject to any additional tax as a result of the rollover of your rights.

If you complete a tax return that requires disclosure in relation to your rights, you may find it helpful to include the following wording:

This tax return includes disclosure in relation to share plan benefits granted by the Royal Dutch Shell Group. Since these benefits were awarded to me the Royal Dutch Shell Group has been restructured so that my rights became rights over the new parent company — Royal Dutch Shell plc. An exchange ratio was applied to the old rights to produce the new rights. As a consequence, the number of new rights was not numerically the same as the number of old rights granted.

[Countries with no tax advice – Code C]

Tax information : [name of country]

We are not aware of whether or not there are any tax consequences as a result of the conversion of your rights in RD and / or STT to rights over RDS (rollover) in your jurisdiction. This means you may or may not be liable for additional taxation as a result of the rollover of your rights. You are therefore urged to get your own tax advice.

If you complete a tax return that requires disclosure in relation to your rights, you may find it helpful to include the following wording:

This tax return includes disclosure in relation to share plan benefits granted by the Royal Dutch Shell Group. Since these benefits were awarded to me the Royal Dutch Shell Group has been restructured so that my rights became rights over the new parent company — Royal Dutch Shell plc. An exchange ratio was applied to the old rights to produce the new rights. As a consequence, the number of new rights was not numerically the same as the number of old rights granted.

[No tax but filing requirements – Code D]

Taxation information : [name of country]

This tax note is intended to help you understand whether you are impacted from a tax perspective as a result of the conversion of your rights in RD and / or STT to rights over RDS (rollover).

This information is not intended to provide you with individual tax advice, rather it is for general guidance. Your tax liability may be affected by your own personal circumstances and by other factors. If you are in any doubt in relation to your personal tax position you should consult your personal tax advisor, particularly if you are subject to US tax. This information assumes that at all relevant times you have always been tax resident in this jurisdiction and are employed by the Royal Dutch /Shell Group. This letter does not give tax information in relation to any shares you may hold and is based on current legislation.

It is our understanding that you reside in a country where there is not any additional tax as a result of the rollover of your rights.

If you have made any foreign exchange or foreign asset holding filings in relation to your rights under the plan you may have to amend these notifications to reflect the rollover.

You may find it helpful to include this wording when amending these notifications:

This filing includes disclosure in relation to share plan benefits granted by the Royal Dutch Shell Group. Since these benefits were awarded to me the Royal Dutch Shell Group has been restructured so that my rights became rights over the new parent company — Royal Dutch Shell plc. An exchange ratio was applied to the old rights to produce the new rights. As a consequence, the number of new rights was not numerically the same as the number of old rights granted.

The above wording may also be helpful if you complete a tax return that requires disclosure in relation to your rights.

[No tax but tax notification requirements – Code E]

Taxation information : [country name]

This tax note is intended to help you understand whether you are impacted from a tax perspective as a result of the conversion of your rights in RD and / or STT to rights over RDS (rollover).

This information is not intended to provide you with individual tax advice, rather it is for general guidance. Your tax liability may be affected by your own personal circumstances and by other factors. If you are in any doubt in relation to your personal tax position you should consult your personal tax advisor, particularly if you are subject to US tax. This information assumes that at all relevant times you have always been tax resident in this jurisdiction and are employed by the Royal Dutch /Shell Group. This letter does not give tax information in relation to any shares you may hold and is based on current legislation.

It is our understanding that you reside in a country where there is not any additional tax as a result of the rollover of your rights.

If you have made any notification to the tax authorities in relation to your rights under this plan (which may have been in your annual tax return) you may have to amend that notification to reflect the roll over.

If you complete a tax return that requires disclosure in relation to your rights, you may find it helpful to include the following wording:

This tax return includes disclosure in relation to share plan benefits granted by the Royal Dutch Shell Group. Since these benefits were awarded to me the Royal Dutch Shell Group has been restructured so that my rights became rights over the new parent company — Royal Dutch Shell plc. An exchange ratio was applied to the old rights to produce the new rights. As a consequence, the number of new rights was not numerically the same as the number of old rights granted.

[Probably no tax but tax ruling applied for – Code F]

Taxation information : [country name]

This tax note is intended to help you understand whether you are impacted from a tax perspective as a result of the conversion of your rights in RD and / or STT to rights over RDS (rollover). This note does not address the treatment of actual shares.

This information is not intended to provide you with individual tax advice, rather it is for general guidance. Your tax liability may be affected by your own personal circumstances and by other factors. If you are in any doubt in relation to your personal tax position you should consult your personal tax advisor, particularly if you are subject to US tax. This information assumes that at all relevant times you have always been tax resident in this jurisdiction and are employed by the Royal Dutch /Shell Group. This letter does not give tax information in relation to any shares you may hold and is based on current legislation.

Based on information available, we anticipate that you will not be subject to any additional tax as a result of the rollover of your rights. We have applied to the relevant tax authority to confirm this. If the tax authority informs us that a different tax treatment will apply we will inform you of this in a separate communication.

If you complete a tax return that requires disclosure in relation to your rights, you may find it helpful to include the following wording:

This tax return includes disclosure in relation to share plan benefits granted by the Royal Dutch Shell Group. Since these benefits were awarded to me the Royal Dutch Shell Group has been restructured so that my rights became rights over the new parent company — Royal Dutch Shell plc. An exchange ratio was applied to the old rights to produce the new rights. As a consequence, the number of new rights was not numerically the same as the number of old rights granted.

[No tax but securities ruling required – Code G]

Taxation information : [country name]

This tax note is intended to help you understand whether you are impacted from a tax perspective as a result of the conversion of your rights in RD and / or STT to rights over RDS (rollover). This note does not address the treatment of actual shares.

This information is not intended to provide you with individual tax advice, rather it is for general guidance. Your tax liability may be affected by your own personal circumstances and by other factors. If you are in any doubt in relation to your personal tax position you should consult your personal tax advisor, particularly if you are subject to US tax. This information assumes that at all relevant times you have always been tax resident in this jurisdiction and are employed by the Royal Dutch /Shell Group. This letter does not give tax information in relation to any shares you may hold and is based on current legislation.

It is our understanding that you reside in a country where there is not any additional tax as a result of the rollover of your rights.

We are applying for confirmation from the relevant authorities that rollover as proposed in this letter can go ahead. The rollover is conditional on receiving the consent or approval of relevant authorities. If the authorities do not approve the rollover we will inform you about this in a separate communication.

If you complete a tax return that requires disclosure in relation to your rights, you may find it helpful to include the following wording:

This tax return includes disclosure in relation to share plan benefits granted by the Royal Dutch Shell Group. Since these benefits were awarded to me the Royal Dutch Shell Group has been restructured so that my rights became rights over the new parent company — Royal Dutch Shell plc. An exchange ratio was applied to the old rights to produce the new rights. As a consequence, the number of new rights was not numerically the same as the number of old rights granted.

[All US plans – Code H]

Tax Information : [name of plan]

This tax note is intended to help you understand whether you are impacted from a tax perspective as a result of the conversion of your rights in RD and / or STT to rights over RDS (rollover). This note does not address the treatment of actual shares.

This information is not intended to provide you with individual tax advice, rather it is for general guidance. Your tax liability may be affected by your own personal circumstances and by other factors. If you are in any doubt in relation to your personal tax position you should consult your personal tax advisor.

To the best of our knowledge, based on the assumption that you are a tax resident of the United States, there is no additional US tax as a result of the rollover of your rights. The information in this letter is based on current legislation and assumes that at all relevant times you have been tax resident in the United States and that you are employed by the Royal Dutch /Shell Group. This letter does not give tax information in relation to any other jurisdiction in which you are currently resident / working, nor does it give information in relation to any shares you may hold.

[Australia (Global Stock Options) – CodeI]

Tax Information : Australia

This tax note is intended to help you understand whether you are impacted from a tax perspective as a result of the conversion of your rights in RD and / or STT to rights over RDS (rollover). This note does not address the treatment of actual shares.

Rollover of options over RD Shares granted in respect of Australian employment

(a) Participants who have not yet been subject to Australian income tax in respect of the grant of the options

For participants who are current employees who have not elected to pay tax in the year of grant of the options over Royal Dutch Shares (Royal Dutch Options), the rollover of Royal Dutch Options may give rise to a tax liability unless income tax roll-over is available. A ruling from the Australian Taxation Office (ATO) has been sought on whether income tax roll-over will be available. You will receive a further communication on the outcome of this ruling in due course.

If income tax roll-over is available, participants will not be subject to tax at the time of the rollover.

(b) Participants who have already been subject to Australian income tax in respect of the grant of the options

For participants who elected to pay tax in the year of grant of the Royal Dutch Options, or who are not current Shell employees, the rollover of Royal Dutch Options into Royal Dutch Shell Options may give rise to a taxable capital gain or a capital loss if the rollover is a CGT event. A ruling from the ATO has been sought on whether the rollover will be a CGT event. You will receive a further communication on the outcome of this ruling in due course.

Rollover of options over RD Shares and ST&T Shares not granted in respect of Australian employment

For employees in Australia holding options over RD Shares or ST&T Shares granted outside of Australia, the tax consequences will be dependent on your personal circumstances. Therefore we recommend you seek your own taxation advice. Shell Australia HR will provide further information during June to support you in this process.

[Australia (GESPP) – Code J]

Tax Information : Australia

This tax note is intended to help you understand whether you are impacted from a tax perspective as a result of the conversion of your rights in RD and / or STT to rights over RDS (rollover). This note does not address the treatment of actual shares.

Rollover of entitlements to RD Matched Shares

It is not expected that the rollover of the entitlements to RD Matched Shares will give rise to a taxable event. A ruling from the Australian Taxation Office has been sought to confirm this. You will receive a further communication on the outcome of this ruling in due course.

Note: In relation to the rollover of the shares acquired under the GESPP (as opposed to the matched share entitlements) Shell Australia plans to provide a separate communication to Australian employees with Royal Dutch shares acquired under the GESPP outlining the tax implications of the different choices the administrator can make in relation to their shares. It is proposed that this communication be provided to the employees on the same day as the communication regarding the entitlements.

Rollover of entitlements to STT Matched Shares

For employees in Australia with entitlements to STT Matched Shares, the tax consequences will be dependent on your personal circumstances. Therefore we recommend you seek your own taxation advice. Shell Australia HR will provide further information during June to support you in this process.}